SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
_________

Form 11-K
_________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
_________________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended    December 31, 2001

Commission file number       2-84723

SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN

(Full Title of Plan)

Schering-Plough Corporation

2000 Galloping Hill Road

Kenilworth, New Jersey 07033

(Name of Issuer of Securities and Address of Principal Executive Offices)

SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS

PAGE

INDEPENDENT AUDITORS' REPORT	3

FINANCIAL STATEMENTS:
Statements of Net Assets Available for
Benefits as of December 31, 2001 and 2000	4

Statement of Changes in Net Assets Available
for Benefits for the Year Ended December 31, 2001	5

Notes to Financial Statements	6-10

SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of
Assets Held for Investment Purposes at End of Year
- December 31, 2001	11

SIGNATURES	12

EXHIBIT:
EXHIBIT I - Independent Auditors' Consent

Supplemental schedules not included herein are omitted due to the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Schering-Plough Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Schering-Plough Employees' Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes at the End of the Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements, and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

June 25, 2002

SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

($ in 000's)

	2001	2000
Vanguard Funds	$314,525	$295,329

Schering-Plough Stock Fund	146,798	221,883

Loan Fund	8,516	9,385

Net Assets Available for Benefits	$ 469,839	$ 526,597

See Notes to Financial Statements.

SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2001

($ in 000's)

Additions to net assets attributed to:

Investment income - Interest and dividends	$ 12,508

Participant contributions	48,049

Other additions	69

Total additions	60,626

Deductions from net assets attributed to:

Benefit payments	23,698

Net depreciation in fair value of investments	93,686

Total deductions	117,384

Net decrease	(56,758)

Net assets available for benefits:
Beginning of year	526,597

End of year	$469,839

See Notes to Financial Statements.

SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. General

The Schering-Plough Employees' Savings Plan (the "Plan") is a defined contribution plan available to all United States employees of Schering-Plough Corporation (the "Company") and its participating subsidiaries who are eligible as of their hire date. Schering Corporation is the Plan's sponsor.

2.   Summary of Significant Accounting Policies

Basis of Accounting - The accounts of the Plan have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

The financial statements were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") as permitted by the Securities and Exchange Commission.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Schering-Plough Stock Fund is valued using the unit accounting method whereby a participant's account value is expressed in units of participation rather than number of shares of Schering-Plough common stock.

The closing stock prices of Schering-Plough Corporation at December 31, 2001 and December 31, 2000 were $35.81 and $56.75, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Dividends recorded in the Schering-Plough Stock Fund are reinvested in Schering-Plough common stock units.

Participant loans are valued at cost which approximates fair value.

Payment of Benefits - Benefit payments are recorded when paid.

3.   Plan Description

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Salary Deferral Contributions - Each year participants may contribute from 1% to 6% of pretax annual compensation, as defined in the Plan.

Participant Accounts - Each participant's account is credited with the participant's contribution and earnings thereon. Participants have a non-forfeitable right to their contributions plus (minus) actual earnings (losses) thereon which vest fully and immediately.

Investment Options - Upon enrollment in the Plan, a participant may direct their contributions into any of the following Vanguard Fiduciary Trust Company ("Vanguard") investment options:

  500 Index Fund Investor Shares - Designed to provide returns which correspond to the performance of Standard & Poor's 500 Composite Stock Price Index.

  Explorer Fund - Primarily equity securities of smaller companies with the objective of providing above average capital appreciation but with a potentially higher level of risk.

  Intermediate-Term Corporate Fund Investor Shares - Invests in a widely diversified group of intermediate-term bonds, most of them issued by corporations with good credit ratings and may also invest in U.S. Treasury Securities.

  International Growth Fund - A non-U.S. equity portfolio, primarily investing in securities of issuers within Europe and Asia.

  LifeStrategy Conservative Growth Fund - Fund invests in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds and an asset allocation fund, with the objective of providing current income and low to moderate growth of capital.

  LifeStrategy Growth Fund - Fund invests in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund and an asset allocation fund, with the objective of providing growth of capital.

  LifeStrategy Income Fund - Fund invests in four Vanguard funds: a stock fund, two bond funds and an asset allocation fund, with the objective of providing current income.

  LifeStrategy Moderate Growth Fund - Fund invests in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund and an asset allocation fund, with the objective of providing growth of capital and a reasonable level of current income.

  Short-Term Corporate Fund Investor Shares - A diversified portfolio primarily consisting of short-term corporate bonds and U.S. Treasury securities.

  Treasury Money Market Fund - Predominantly invests in U.S. Treasury securities with maturities of 13 months or less with the objective of providing current income based on current market interest rates, with preservation of capital and liquidity.

  U.S. Growth Fund - Invests in large, high-quality U.S. companies with records of exceptional growth and above-average prospects for future growth.

  Wellington Fund Investor Shares - Primarily equity and fixed income securities with the objective of providing current income and capital appreciation.

  Windsor Fund - Primarily equity securities with the objective of providing long-term capital growth.

A participant may also direct their contribution to the:

  Schering-Plough Stock Fund - Fund is comprised of Schering-Plough common stock and a small percentage of cash as required for liquidity purposes. Participants may contribute up to a maximum investment election of 50% of their Salary Deferral Contribution into this fund or allocate no more than 50% of the value of his or her accounts at the time of reallocation to this fund.

Loan Fund - Participants may borrow from their fund accounts up to the lesser of one half of their account or $50 (reduced by any outstanding loans). Loan transactions are treated as a transfer between the investment funds and the Loan Fund. These loans bear a fixed rate of interest as determined to be reasonable by the Schering-Plough Employee Benefits Committee, and are repayable over periods not exceeding five years, except loans relating to a principal residence, which are repayable over a period not to exceed 20 years.

Payment of Benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount or installments not to exceed the life expectancy of the participant. For termination of service due to other reasons, a participant may receive the value of the account as a lump sum distribution. Distribution of all or a portion of a participant's account, prior to termination of employment, may be granted by the Company in the case of financial hardship. Active participants may elect to withdraw all or a portion of their accounts at any time after age 70 1/2.

4.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to provisions of ERISA.

5.   Tax Status

The Internal Revenue has determined and informed the Company by letter dated June 1, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Company has applied for an updated determination letter.

6.   Party in-interest

Contributions are held and managed by The Vanguard Group, Inc. (the "Trustee"), which invests cash received, interest and dividend income and makes distributions to the participants. These transactions qualify as permitted party in-interest transactions. The Trustee also administers the payment of interest and principal on the participant loans.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries who may also be participants in the Plan. These actions qualify as permitted party-in-interest activities. No such officer or employee receives compensation from the Plan.

All plan administration expenses are borne by the Company.

7.   Net Appreciation (Depreciation) In Fair Value Of Investments

During 2001, investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $93,686 as follows:

Schering-Plough Stock Fund	$(81,833)
Vanguard Windsor Fund	1,990
Vanguard Wellington Fund Investor Shares	(1,086)
Vanguard Short-Term Corporate Fund Investor Shares	107
Vanguard Intermediate-Term Corporate Fund Investor Shares	27
Vanguard LifeStrategy Income Fund	(12)
Vanguard LifeStrategy Conservative Growth Fund	(32)
Vanguard LifeStrategy Moderate Growth Fund	(157)
Vanguard LifeStrategy Growth Fund	(307)
Vanguard International Growth Fund	(2,238)
Vanguard U.S. Growth Fund	(2,112)
Vanguard Explorer Fund	188
Vanguard 500 Index Fund Investor Shares	(8,221)
$(93,686)

8.   Fund Information

   The following funds represent 5% or more of the Plan's net assets available for benefits at:

	December 31,
	2001	2000

Schering-Plough Stock Fund	$146,798	$221,883

Vanguard Windsor Fund	95,139	86,889

Vanguard 500 Index Fund Investor Shares	59,170	61,719

Vanguard Treasury Money Market Fund	52,738	48,209

Vanguard Explorer Fund	38,062	36,710

Vanguard Wellington Fund Investor Shares	33,843	29,949

SCHEDULE H

SCHERING-PLOUGH CORPORATION EMPLOYEES' SAVINGS PLAN

Part IV, Line 4 i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

DECEMBER 31, 2001

($ in 000's)
(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

*	Vanguard	Windsor Fund	$92,007	$ 95,139	1/

*	Vanguard	500 Index Fund Investor Shares	58,444	59,170	1/

*	Vanguard	Treasury Money Market Fund	52,738	52,738	1/

*	Vanguard	Explorer Fund	36,336	38,062	1/

*	Vanguard	Wellington Fund Investor Shares	33,076	33,843	1/

*	Vanguard	International Growth Fund	11,903	9,787

*	Vanguard	Short-Term Corporate Fund Investor Shares	9,171	9,232

*	Vanguard	U.S. Growth Fund	9,733	5,908

*	Vanguard	Intermediate-Term Corporate Fund Investor Shares	3,293	3,340

*	Vanguard	LifeStrategy Growth Fund	3,457	3,017

*	Vanguard	LifeStrategy Moderate Growth Fund	2,421	2,225

*	Vanguard	LifeStrategy Income Fund	1,246	1,234

*	Vanguard	LifeStrategy Conservative Growth Fund	868	831

		Total Vanguard Registered Investment
		Company Shares	314,693	314,525

*	Schering- Plough Corp.	Schering-Plough Stock Fund	83,859	146,798	1/

		*Outstanding Loan Balance	8,516	8,516

		Total Assets Held for Investment Purposes	$ 407,069	$ 469,839

*  Permitted Party-in-Interest to the Plan

1/ Indicates investment representing 5 percent or more of the net assets available for benefits.

See Notes to Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Schering-Plough Employees' Savings Plan

Date: June 25, 2002	By: /s/ Vincent Sweeney
	Name:	Vincent Sweeney
	Title:	Plan Administrator